Exhibit 99.2

CONSORZIO LOTTERIE NAZIONALI

CONSORZIO LOTTERIE NAZIONALI
BALANCE SHEETS

December 31, 2008 and 2007

(In thousands of Euro)

		December 31,
	Notes	2008	2007

ASSETS
Non-current assets
Equipment, net	3	3,853	4,820
Intangible assets, net	4	46	36
Deferred income taxes	16	2,072	2,163
Total non-current assets		5,971	7,019

Current assets
Inventories	5	9,124	10,648
Trade and other receivables	6	35,892	29,099
Current financial assets from parent company	18/20	129,345	15,101
Other current assets	7	324,110	376,981
Cash and cash equivalents	8	175	4
Total current assets		498,646	431,833

TOTAL ASSETS		504,617	438,852

EQUITY AND LIABILIILES
Equity
Issued capital	9	16,000	16,000
Legal reserve		3,200	1,077
Retained earnings, including net income for the period		117,731	85,920
Total equity		136,931	102,997

Non-current liabilities
Deferred income taxes	16	166	715
Long-term provisions	10	616	144
Total non-current liabilities		782	859

Current liabilities
Accounts payable	11	104,841	93,849
Derivative instruments	20	1,492	3,166
Current financial payables to parent company	18/20	5,254	2,521
Other current liabilities	12	250,035	194,996
Income taxes payable		5,282	40,464
Total current liabilities		366,904	334,996

TOTAL EQUITY AND LIABILITIES		504,617	438,852

CONSORZIO LOTTERIE NAZIONALI
INCOME STATEMENTS

Years ended December 31, 2008, 2007 and 2006
(In thousands of Euro)

		For the year ended December 31,
	Notes	2008	2007	2006
				unaudited
Service revenues	13	322,411	277,004	138,642
Other revenue		990	567	664
Total Revenue		323,401	277,571	139,306

Cost of tickets		43,090	41,197	29,929
Service costs	14	93,228	90,535	74,315
Depreciation, amortization and write-downs		4,130	2,608	1,929
Other operating costs		1,368	736	1,108
Total Costs		141,816	135,076	104,281

Operating Income		181,585	142,495	35,025

Financial income	15	3,665	3,429	2,298
Financial expenses	15	(11,749)	(7,238)	(4,851)

Net income before income tax	16	173,502	138,686	32,472

Income tax expense	16	55,771	52,766	12,400
Net income for the year		117,731	85,920	20,072

CONSORZIO LOTTERIE NAZIONALI
STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2008 and 2007
(In thousands of Euro)

	Issued	Legal	Retained
For the year ended December 31, 2008	Capital	Reserve	Earnings	Total

Balance at January 1, 2008	16,000	1,077	85,920	102,997
Allocation of prior year income	—	2,123	(2,123)	—
Dividend distribution	—	—	(83,797)	(83,797)
Net income for the year	—	—	117,731	117,731
Balance at December 31, 2008	16,000	3,200	117,731	136,931

	Issued	Legal	Retained
For the Year ended December 31, 2007	Capital	Reserve	Earnings	Total

Balance at January 1, 2007	11,820	—	17,077	28,897
Allocation of prior year income	—	1,077	(1,077)	—
Dividend distribution	—	—	(16,000)	(16,000)
Increase in issued capital	4,180	—	—	4,180
Net income for the year	—	—	85,920	85,920
Balance at December 31, 2007	16,000	1,077	85,920	102,997

	Issued	Legal	Retained
For the year ended December 31, 2006	Capital	Reserve	Earnings	Total
(unaudited)

Balance at January 1, 2006	11,820	—	(2,995)	8,825
Net income for the year	—	—	20,072	20,072
Balance at December 31, 2006	11,820	—	17,077	28,897

CONSORZIO LOTTERIE NAZIONALI
CASH FLOW STATEMENTS
Years ended December 31, 2008, 2007 and 2006

(In thousands of Euro)

		Year ended December 31,
	Notes	2008	2007	2006
				unaudited
Operating activities:
Profit before income tax	16	173,502	138,686	32,472
Adjustments to reconcile profit before income tax to net cash flow
Depreciation	3	1,830	887	516
Intangible asset amortization	4	47	39	1,413
Interest income	20	(46)	(214)	(504)
Interest on intercompany loan	20	(708)	(173)	—
Total accrued interest income		(754)	(387)	(504)
Bank interest charges and commissions	20	35	34	37
Other intercompany interest	20	5,255	3,375	2,384
Interest expense to AAMS	20	2,041	1,791	366
Total accrued interest expense		7,331	5,200	2,787
Other non-monetary items:
Unrealized foreign exchange (gains)/losses, net		(217)	(1,451)	(798)
Exchange (gains)/losses on derivatives, net	15/20	(1,674)	844	2,059
Net change in long-term provisions		472	(50)	154
Realized foreign exchange (gains)/losses, net		2,040	(397)	(991)
Income taxes paid		(91,361)	(23,161)	—
Cash flows before changes in working capital		91,216	120,210	37,108
Change in net working capital:
Inventories		1,524	(2,987)	(3,577)
Trade and other receivables:
- Trade and other receivables		(4,434)	(5,802)	(2,865)
- Receivables from PoS (retailers)		52,539	(57,339)	(152,131)
- Related party receivables		(2,030)	(1,432)	(1,190)
Accounts payable:
- Payables to AAMS		53,475	(23,958)	93,074
- Payables to others		98	163	394
- Payables to suppliers including related parties		9,169	(10,928)	50,067
Current income taxes	16	(56,171)	(52,511)	(12,082)
Deferred income taxes	16	400	(255)	(318)
Income taxes payable		4,768	40,757	11,446
Other tax receivables		50,932	12,581	1,633
VAT payables and taxes other than income taxes		389	1,061	6
Cash flows from operating activities		201,873	19,560	21,565
Investing activities:
Purchase of equipment	3	(864)	(2,545)	(1,994)
Purchase of intangible assets	4	(57)	(27)	(53)
Disposal of financial assets		—	2	—
Interest received		46	214	504
Cash flows from investing activities		(875)	(2,356)	(1,543)
Financing activities
Interest paid		(971)	(1,825)	(37)
Dividends paid		(83,797)	(16,000)	—
Payables to AAMS and other		—	—	(6,513)
Increase in issued capital		—	4,180	—
Net change in financial receivables from payables to parent company		(116,059)	(12,732)	(102,491)
Cash flows from financing activities		(200,827)	(26,377)	(109,041)
Net increase (decrease) in cash and cash equivalents		171	(9,173)	(89,019)
Cash and cash equivalents at the beginning of the period		4	9,177	98,196
Cash and cash equivalents at the end of the period	8	175	4	9,177

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

1. Corporate information

Consorzio Lotterie Nazionali (hereinafter “CLN” or “the Company”) is a consortium organized under the laws of the Republic of Italy. The head office of the Company is located in Rome, Italy.

The financial statements of the Company for the year ended December 31, 2008 were approved for issue by the Board of Directors in accordance with a resolution dated February 26, 2009.

The Company’s operations are entirely in the Republic of Italy. In the month of October 2003, the Italian Ministry of Economy and Finances granted to CLN the exclusive concession to operate various traditional and instant lotteries, including “scratch and win” instant games. The concessions, granted to CLN by the Ministry entity Amministrazione Autonoma dei Monopoli di Stato (hereinafter “AAMS”) expires in the months of March and May of 2010, for traditional lotteries and instant lotteries, respectively, unless such concession terms are extended at the discretion of AAMS.

The Company’s instant and traditional lotteries are available through various vendors located throughout Italy, mainly at tobacco shops, cafes, bars, motorway restaurants and newspaper stands (collectively, “Points of Sale” or “PoS”).

The Company’s deed of association assigns to all of the Company’s equityholders specific roles in the Company’s business activities as follows:

•                  Lottomatica S.p.A. (the parent of the Company): its role includes design and coordination of the overall Company operations, i.e. management of marketing and accounting functions, collection of wagers from Points of Sales, administration of periodic drawings, and procurement of software and hardware for Points of Sale;

•                  Scientific Games Corporation: its role includes design and production of instant lottery tickets;

•                  Arianna 2001 S.p.A: its role includes serving as the secure depository and manager of the instant lottery tickets inventory;

•                  Olivetti S.p.A.: its role includes responsibilities for the supply and maintenance of software and hardware of the Company;

•                  Servizi Base 2001 S.p.A.: its role includes management of the instant lottery ticket distribution to the Points of Sale.

2.1 Basis of preparation

The financial statements have been prepared on a historical cost basis, except as disclosed in the accounting policies below for derivative financial statements which are measured at fair value. The financial statements are presented in thousands of Euro unless otherwise indicated.

Statement of Compliance

The financial statements of CLN have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.2 Changes in accounting policy

The accounting policies adopted are consistent with those of the previous financial year except as follows.

The Company has adopted the following new International Financial Reporting Interpretations Committee (IFRIC) interpretations during the year. Adoption of these new interpretations did not have any effect on the financial performance or position of the Company.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Amendments to IAS 39 and IFRS 7 Reclassification of Financial Assets: Effective Date and Transition

IFRIC 11 IFRS 2 — Group and Treasury Shares Transactions

IFRIC 12 — Service Concession Arrangements

IFRIC 13 — Customer Loyalty Programmes

IFRIC 14 IAS 19 - The limit on a Defined Benefit Asset, Minimum funding requirements and their interaction
IFRIC 16 - Hedges of a Net Investment in a Foreign Operation

The principal effects of these changes are as follows:

Amendments to IAS 39 and IFRS 7 Reclassification of Financial Assets: Effective Date and Transition

Amendment to the standard issued in October 2008 permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available for sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. A further amendment, issued on 27 November 2008, clarified the effective date and transition requirements of that earlier amendment. An entity is required to apply those amendments on or after from 1 July 2008. The adoption of this amendments had no effect on the financial position or performance of the Company.

IFRIC 11 IFRS 2 — Group and Treasury Shares Transactions

This interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this interpretation had no effect on the financial position or performance of the Company.

IFRIC 12 - Service Concession Arrangements

This interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. Service concession arrangements are arrangements whereby a government or other body grants contract for the supply of public services, such as roads, prisons or hospitals, to private operators. The adoption of this interpretation is not applicable to the Company.

IFRIC 13 — Customer Loyalty Programmes

This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognised as revenue over the period that the award credits are redeemed. The effective date is for annual periods beginning on or after July 1, 2008. The adoption of this interpretation had no effect on the financial position or performance of the Company or it requires additional disclosures since the Company currently has no customer loyalty programmes.

IFRIC 14 IAS 19 - The limit on a Defined Benefit Asset, Minimum funding requirements and their interaction

IFRIC Interpretation 14 provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 1 Employee Benefits. The adoption of this interpretation had no effect on the financial position or performance of the Company.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 was issued in July 2008 and becomes effective for financial years beginning on or after 1 October 2008. The interpretation is to be applied prospectively. IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The adoption of this interpretation had no effect on the financial position or performance of the Company or it requires additional disclosures since the Company currently has no these kind of hedges.

2.3 International Financial Reporting Standards to be adopted in 2009 and later

The International Accounting Standards Board and IFRIC issued additional standards and interpretations which are effective for periods starting after the date of these financial statements and therefore have yet to be adopted by CLN as described below.

IFRS 1 First Time Adoption of IFRS (Revised)

The amendment to IFRS 1 allows an entity to determine the “cost” of investments in subsidiaries, jointly controlled entities or associates in its opening IFRS financial statements in accordance with IAS 27 or using a deemed cost. The revised standard was issued on 27 November 2008 and becomes effective for financial years beginning on or after 1 January 2009. The adoption of this amendment will have no impact on the financial position or performance of the Company.

IFRS 2 Share-based Payment (Revised)

The IASB issued an amendment to IFRS 2 in January 2008 that clarifies the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. The adoption of this standard will not have any effect on the financial position or performance of the Company and it will not require additional disclosures when adopted on January 1 2009 since the Company currently has no share based payment plans.

IFRS 3R Business Combinations

IFRS 3R introduces a number of changes in the accounting for business combinations occurring after its effective date that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. The revised standard was issued in January 2008 and becomes effective for financial years beginning on or after 1 July 2009. The changes by IFRS 3R will affect future acquisitions, if any.

IFRS 8 Operating Segments

IFRS 8 replaces IAS 14 Segment Reporting IFRS 8 and specifies how an entity should report information about its operating and reportable segments in annual and interim financial statements. It also defines requirements for related disclosures about products and services, geographical areas and major customers. CLN plans to adopt IFRS 8 on January 1, 2009, its effective date. The adoption of this standard will not have any effect on the financial position or performance of the Company and it will not require additional disclosures since the Company currently has only one business segment.

IAS 1R Presentation of financial statements

The revised standard separates owner and non-owner changes in equity whereby there is comprehensive revision including requiring a statement of comprehensive income and amendments relating to disclosure of puttable instruments and obligations arising on liquidation. The effective date is for annual periods beginning on or after January 1, 2009. The adoption of this revised standard is not expected to have a material impact on the financial position or performance of the Company.

IAS23 Amendment - Borrowing Costs

The revised IAS 23 Borrowing Costs is effective for financial years beginning on or after January 1, 2009 and requires capitalisation of borrowing costs that relate to a qualifying asset. The transitional requirements of the standard require it to be adopted as a prospective change from the effective date. The adoption of this standard is not expected to have a material impact on the financial position or performance of the Company.

IAS 27R Consolidated and Separate Financial Statements

IAS 27R requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill or

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The revised standard was issued in January 2008 and becomes effective for financial years beginning on or after 1 July 2009. The adoption of this revised standard is not expected to have a material impact on the financial position or performance of the Company.

IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation

The revisions provide a limited scope exception for puttable instruments to be classified as equity if they fulfil a number of specified features. These amendments to IAS 32 and IAS 1 were issued in February 2008 and become effective for financial years beginning on or after 1 January 2009. CLN has concluded that these amendments will have no impact on the financial position or performance of the Company, as CLN currently has no such financial instruments.

IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items

The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as the hedged item. This amendment to IAS 39 was issued in August 2008 and becomes effective for financial years beginning on or after 1 July 2009. CLN has concluded that the amendment will have no impact on the financial position or performance of the Company, as the Company has not entered into any such instruments as accounting hedges.

Improvements to IFRSs

In May 2008 the IASB issued its first omnibus of amendments to its standards, primarily with a view of removing inconsistencies and clarifying wording. This has been done as part of the annual improvements project as a method to make necessary, but not urgent, amendments to IFRSs arising from matters raised by the International Financial Reporting Interpretations Committee. There are separate transitional provisions for each standard. The amendments made can result in accounting changes for presentation, recognition and measurement. Such amendments are effective for annual period beginning on or after 1 January 2009 but CLN has concluded that these changes will not have a material impact on the financial position or performance of the Company.

IFRIC 15 Agreement for the Construction of Real Estate

IFRIC 15 was issued in July 2008 and becomes effective for financial years beginning on or after 1 January 2009. The interpretation is to be applied retrospectively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognised if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. This interpretation will have no impact on the financial position or performance of the Company, as CLN does not conduct such activity.

IFRIC 17 Distributions of Non-Cash Assets to Owners

On 27 November 2008 the IFRIC issued its guidance IFRIC 17 which clarifies that a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity. It also clarifies that an entity should measure the dividend payable at the fair value of the net assets to be distributed and should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. The Interpretation is effective for annual periods beginning on or after 1 July 2009. The adoption of this interpretation is not expected to have an impact on the financial position or performance of the Company.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

IFRIC 18 Transfers of Assets from Customers

On 29 January 2009 the IFRIC issued an Interpretation that provides additional guidance on the accounting for transfers of assets from customers. It clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water) or to do both. IFRIC 18 requires entities to apply the Interpretation prospectively to transfers of assets from customers received on or after 1 July 2009. IFRIC 18 is likely to be particularly relevant for the utility sector. The adoption of this interpretation is not expected to have a material impact on the financial position or performance of the Company.

2.4 Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future. Significant management judgment is required to determine the amount of deferred tax assets that can be realized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

2.5 Summary of significant accounting policies

Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss.

Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Equipment, net

Equipment are stated at cost less accumulated depreciation. Cost includes ancillary costs directly attributable to bringing the asset into operating condition. Depreciation is calculated on straight-line basis over the estimated useful life of the assets as follows:

Terminals and communication equipment	5 to 7 years

Machinery and equipment	4 years

Furniture and fittings	8 to 9 years

The carrying values of systems and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

All repairs and maintenance costs are recognised in profit or loss as incurred.

A unit of equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

Intangible assets, net

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The estimated useful lives are as follows:

Software	3 years

Licenses	3 years

Others	2 to 5 years

The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least annually at year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement within the caption “Depreciation, amortization and write-downs”.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows take into account the risks specific to the asset and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a specific identification basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Company only has financial assets classified as loans and receivable and fair value through profit and loss. When financial assets are recognised initially on the trade date, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Company determines the classification of its financial assets on initial recognition.

Trade receivables and other receivables

Trade accounts receivable are subsequently measured at amortized cost less impairment. Allowances for doubtful accounts are generally recorded when there is objective evidence that the Company will not be able to collect the related receivables. Bad debts are written off when identified.

Short-term receivables are not discounted because the effect of discounting cash flows is immaterial.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet are comprised of cash at banks and on hand and short-term, highly liquid investments with an original maturity of three months or less at the date of purchase.

Financial liabilities

Financial liabilities at amortized cost

All loans and borrowings and trade accounts payable are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Short-term payables are not discounted because the effect of discounting cash flows is immaterial.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in profit or loss

Derivative financial instruments and hedging

The Company uses derivative financial instruments such as forward currency contracts to mitigate the risks associated with foreign currency related to the purchase of lottery tickets.

The Company’s forward currency contracts do not qualify for hedge accounting; therefore any gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year. The fair

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•                  the rights to receive cash flows from the asset have expired;

•                  the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•                  the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Whenever the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue recognition

Revenues are recognized to the extent that it is probable the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be reliably measured. Revenues are measured at the fair value of the consideration received, excluding discounts and taxes. The contracts generally provide for a variable amount of monthly service fees received through AAMS based on a percentage of instant and traditional lottery’s total wagers. Specific recognition criteria must also be met before revenue is recognized as discussed below.

The Company’s revenues derive from operating contracts. Under operating contracts, the Company manages all of the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. Fees earned under operating contracts are recognized as revenue in the period earned and are classified as Service Revenue in the Income Statement when all of the following criteria are met:

•                  Persuasive evidence of an arrangement exists, which is typically when a customer contract has been signed;

•                  Services have been rendered;

•                  The fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties;

•                  Collectibility is reasonably assured.

Interest income and interest expense

Interest income and interest expense are recognised as interest accrues (using the effective interest rate, that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial assets or liabilities).

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Income taxes

Current income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses, can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

3. Equipment, net

Equipment, net amounts to euro 3,853 and includes euro 519 for those tangible assets to be transferred free of charge at the expiration of the concession (separately disclosed). These assets are defined as “Freely distributed assets” (FDA) and refer to Company’s equipment in use by third parties (points of sale) to carry out activities related to Instant and Traditional lotteries wich are to be returned to the Ministry of Finance upon the expiration of the concession agreement.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

	Leasehold	Furniture and	Other	Contract in	Freely Distributed
Balance at December 31, 2008	Improvements	Equipment	Assets	Progress	Assets	Total
Gross
Balance at January 1, 2008	230	3,124	152	—	3,140	6,646
Additions	—	572	1	290	—	863
Transfers	—	1,613	—	—	(1,613)	—
Balance at December 31, 2008	230	5,309	153	290	1,527	7,509

Accumulated depreciation
Balance at January 1, 2008	136	476	65	—	1,149	1,826
Depreciation charge for the year	51	1,532	18	—	229	1,830
Transfers	—	370	—	—	(370)	—
Balance at December 31, 2008	187	2,378	83	—	1,008	3,656

Net book value
Balance at December 31, 2008	43	2,931	70	290	519	3,853

	Leasehold	Furniture and	Other	Freely Distributed
Balance at December 31, 2007	Improvements	Equipment	Assets	Assets	Total
Gross
Balance at January 1, 2007	230	579	152	3,140	4,101
Additions	—	2,545	—	—	2,545
Balance at December 31, 2007	230	3,124	152	3,140	6,646

Accumulated depreciation
Balance at January 1, 2007	85	129	47	678	939
Depreciation charge for the year	51	347	18	471	887
Balance at December 31, 2007	136	476	65	1,149	1,826

Net book value
Balance at December 31, 2007	94	2,648	87	1,991	4,820

4. Intangible assets, net

Intangible assets are comprised of certain computer software and license costs to operate such software. Intangible assets are being amortized ratably over their estimated useful lives which do not exceed the expiration dates of the lottery operation agreement.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Balance at December 31, 2008	Software	Licences	Total
Gross
Balance at January 1, 2008	3,567	697	4,264
Additions	57	—	57
Balance at December 31, 2008	3,624	697	4,321

Amortisation and impairment
Balance at January 1, 2008	3,548	680	4,228
Amortization for the year	30	17	47
Balance at December 31, 2008	3,578	697	4,275

Net book value
Balance at December 31, 2008	46	—	46

Balance at December 31, 2007	Software	Licences	Total
Gross
Balance at January 1, 2007	3,540	697	4,237
Additions	27	—	27
Balance at December 31, 2007	3,567	697	4,264

Amortisation and impairment
Balance at January 1, 2007	3,526	663	4,189
Amortization for the year	22	17	39
Balance at December 31, 2007	3,548	680	4,228

Net book value
Balance at December 31, 2007	19	17	36

5. Inventories

	December 31,
	2008	2007

Instant Lottery Tickets	9,124	10,648

Inventories are entirely comprised of instant lottery tickets held by the depositary and equityholder Arianna 2001 S.p.A..

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

6.     Trade and other receivables

	December 31,
	2008	2007

Trade receivables	27,689	22,925
Related party receivables (Lottomatica Group)	8,203	6,174
	35,892	29,099

Trade receivables refer to the commission fees from AAMS as set forth in the concession agreement.

The related party receivables relate to services rendered for the collection of lottery tickets. Trade receivables are non-interest bearing and are generally due from 30 to 90 days.

7.     Other current assets

	December 31,
	2008	2007

Receivables from retailers	323,643	376,183
Other receivables	466	795
VAT receivables	1	3
	324,110	376,981

Receivables from retailers refer to the amounts due to CLN from the retailers where tickets are sold. The collection of these monthly remittances occurs between ten and twenty days after each month-end.

8.     Cash and cash equivalents

	December 31,
	2008	2007

Cash and cash equivalents	175	4

Cash and cash equivalents are stated at cost, which approximates fair value, and earn interest at market rates. The Company participates in a cash pooling agreement with an equityholder, Lottomatica S.p.A., pursuant to which its funds are swept daily into various cash pools managed by Lottomatica S.p.A.. Amounts swept into the cash pools of Lottomatica S.p.A. are classified as “current financial assets from parent Company”.

9.     Equity

On February 26, 2008, at the annual meeting, general equityholders’ declared, and the Company subsequently paid, euro 83,797 in dividends and resolved to appropriate euro 2,123 to increase the Company’s legal reserve up to euro 3,200 through the Company’s retained earnings. A legal reserve is required by Italian law and must be increased by a minimum of 5% of net profit for the year until the balance represents 20% of issued capital.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

The equityholders and issued capital attributed to them are as follows at December 31, 2008:

Equityholder	Percent of issued capital	Issued capital
Lottomatica S.p.A.	63%	10,080
Scientific Games Corp.	20%	3,200
Arianna 2001 S.p.A.	15%	2,400
Olivetti S.p.A.	1%	160
Servizi Base 2001 S.p.A.	1%	160
Total	100%	16,000

10.     Long term provisions

Balance at December 31, 2008	Legal Matters	Other	Total

Balance at January 1, 2008	—	144	144
Arising during the year	600	16	616
Utilized	—	(144)	(144)
Balance at December 31, 2008	600	16	616

	Legal
Balance at December 31, 2007	Matters	Other	Total

Balance at January 1, 2007	150	45	195
Arising during the year	—	144	144
Utilized	(150)	(45)	(195)
Balance at December 31, 2007	—	144	144

Legal matters

Provisions relate primarily to the legal fees in connection with legal matters discussed in Note 19.

Other

Other provisions relate primarily to prizes on certain lottery games. Provisions are calculated based on historical cost information and expected prize payouts. Settlement on prizes varies according to the terms of each individual game.

11.     Accounts payable

	December 31,
	2008	2007

Accounts payable	2,179	1,994
Related parties payables	102,662	91,855
	104,841	93,849

Accounts payable are non-interest bearing and are normally settled on 60 to 90 day terms.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

For comments on related parties payables, see related parties relationships and transactions disclosure in Note 18.

12.     Other current liabilities

	December 31,
	2008	2007

Other liabilities to AAMS	247,948	193,370
Taxes other than income taxes	21	3
Other liabilities	703	557
VAT payables	1,363	1,066
	250,035	194,996

Other liabilities to AAMS refer to the remittance due to AAMS based on the total monthly wagers.

13.     Revenue

	December 31,
	2008	2007

Instant lotteries	320,665	275,042
Traditional lotteries	1,746	1,962
	322,411	277,004

14.     Service costs

	December 31,
	2008	2007

Service costs from Lottomatica S.p.A.	65,471	66,204
Points of Sale assistance	21,707	19,942
Consulting fees	2,248	2,052
Maintenance fees	899	773
Advertising costs	1,685	722
Other costs	1,218	842
	93,228	90,535

For comments related to costs from the equityholder Lottomatica S.p.A., see related parties relationships and transactions disclosure in Note 18.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

15.     Financial income and expenses

	December 31,
	2008	2007

Interest income	754	387
Forward currency contracts	1,674	—
Exchange gains	1,237	3,042
	3,665	3,429

Interest expense	7,332	5,200
Forward currency contracts	—	844
Factoring of account receivables contract	1,357	—
Exchange losses	3,060	1,194
	11,749	7,238

16.     Income tax

Significant components of income tax expense are as follows:

	December 31,
	2008	2007

Current
National (IRES)	48,185	45,744
Regional (TRAP)	7,986	6,767
Total Current	56,171	52,511

Deferred
Deferred income tax recovered	91	(94)
Deferred income tax (benefit)/expense	(549)	349
Other adjustments	58	—
Total Deferred	(400)	255
Total income tax expense	55,771	52,766

The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets and liabilities consist of the following:

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

	December 31,
	2008	2007
Deferred tax assets
Bad debt reserve provision	1,243	623
Other provisions	626	983
Intangible assets	15	508
Equipment depreciation	126	34
Other	62	15
	2,072	2,163
Deferred tax liabilities
Unrealized exchange gains	49	405
Equipment depreciation	18	212
Other	99	98
	166	715
Net deferred income tax assets	1,906	1,448

Net deferred income tax assets at December 31, 2008	1,906
Net deferred income tax assets at December 31, 2007	1,448
Deferred income tax benefit credited to profit or loss	458

The effective income tax rate on profit before income tax differed from the Italian statutory tax rate for the following reasons:

	December 31,
	2008	2007
Net income before income tax	173,502	138,686

Italian statutory tax rate (IRES)	27.5%	33.0%

Theoretical provision for income taxes based on Italian statutory tax rate	47,713	45,766

Reconciliation of the theoretical and effective provision for income taxes:

Permanent differences
Italian local tax (IRAP)	7,565	7,281

Non deductible expense	73	63
Other	420	(344)
Total tax provision	55,771	52,766

Effective tax rate	32.1%	38.0%

The recognition of deferred tax assets is based on management’s expectations that sufficient taxable income will be generated in future years to realize them.

17. Segment information

The Company’s primary segment reporting format is based on business segment reporting as defined by IAS 14, Segment Reporting. The Company is organized as one business segment. The Company’s geographical information includes only Italy.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

18. Related parties disclosures

Related parties relationships and transactions are reported in the table below:

	December 31,
	2008	2007
BALANCE SHEETS

Trade and other receivables
Lis Finanziaria S.p.A. (subsidiary of Lottomatica S.p.A.)	8,138	6,174
Lottomatica Scommesse S.r.1.	21	—
Lottomatica S.p.A.	44	—
	8,203	6,174
Current fmancial assets from parent company
Lottomatica S.p.A.	129,345	15,101
	129,345	15,101
Accounts payable
Lottomatica S.p.A.	71,282	59,444
Scientific Games Corp.	21,136	25,120
Arianna 2001	9,472	7,248
GTech Corp.	617	—
Olivetti S.p.A.	155	43
	102,662	91,855
Current fmancial payables to parent company
Lottomatica S.p.A.	5,254	2,521
	5,254	2,521

	December 31,
	2008	2007
INCOME STATEMENT

Cost of tickets
Scientific Games Corp.	43,090	41,197
	43,090	41,197
Service costs
Lottomatica S.p.A.	65,961	66,364
Arianna 2001	18,900	17,802
Scientific Games Corp.	1,937	1,515
Olivetti S.p.A.	161	37
GTech Corp.	48	—
	87,007	85,718
Financial income
Lottomatica S.p.A.	708	173
	708	173
Financial expenses
Lottomatica S.p.A.	5,254	3,375
	5,254	3,375

Trade and other receivables from Lis Finanziaria S.p.A. relate to services rendered for the collection of lottery tickets.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Current financial assets from parent company refer primarily to the trade receivables from PoS collected at year end via the euro 150,000 factoring of trade receivables contract the Company entered into during the year, the proceeds of which were swept into the cash pool managed by Lottomatica S.p.A..

Accounts payable and service costs to the parent company refer to the services rendered to CLN in accordance with intercompany agreements. In particular, they refer primarily to marketing and advertising, data processing, back office and cash pooling activities performed by the parent company and charged to the Company.

Accounts payables and service costs to the equity holder, Arianna 2001, refer to secure depository and distribution expenses.

Accounts payable and costs to Scientific Games Corp. refer primarily to the tickets purchased during the year. In addition euro 1,937 of costs refer to tickets license fees and software maintenance costs.

Accounts payable to GTech Corp, a subsidiary of Lottomatica S.p.A., refer primarily to certain machinery acquired for dispensing instant lotteries.

Financial expenses to the parent company refer to interest expense charged by the equityholder Lottomatica relating to the Company’s short-term borrowing transactions with the parent company.

All the transactions with related parties, including the intragroup transactions, were executed at terms and conditions that are consistent with market rates and they refer to mutual administrative, financial and organizational services rendered. No atypical and/or unusual transactions have been recorded by the Company.

At December 31, 2008, there were no guarantees made to or received from related parties.

19. Litigation

“LAS VEGAS” Instantaneous Lottery Petitions

Beginning in April 2006, the Company began receiving payment requests relating to the “Las Vegas” instant lottery tickets (scratch and win) for non-winning tickets.

To-date, 415 petitions and 102 requests for injunctive payments have been received by the Company. There have also been numerous requests for out-of court settlements. These claims amounted to about 5.8 million euro in prize money and requested payment for non-winning tickets. The players claimed that according to their interpretation of the Game Regulations established with the Finance Ministry Decree of February 16, 2005, the amounts corresponding to the winnings indicated in the various areas of the tickets should have been paid every time cards with points from 10 to K appear, even though the regulations state that all the cards must have the same points. As a matter of fact, the players sustained that in all French card games those cards with 10 to K have the same points.

The Company considers these requests unfounded as they do not follow the Game Regulations which explicitly describe the qualifications of a winning ticket.

To-date, 102 rulings have been issued fully accepting the reasons represented by legal counsel assisting the Company. In addition, other rulings (15) have been issued either sentencing penalties for deceptive advertising for the notices printed on the back of the tickets or costs of tickets to be reimbursed and penalties to be paid (29 rulings), since it was not proven during the trial that the game regulations had been displayed in the retailers’ sites. 75 rulings requested the Company to pay the prize amount in addition to claim compensation.

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

With regard to the unfavourable rulings, the Company instructed its counsel to file an appeal with the Supreme Court (to-date, 47 appeals have been filed). The Supreme Court however dismissed 21 of the appeals presented by the Company. To-date, the rulings have not yet been released and therefore, it cannot be ascertained whether the Supreme Court admitted the opinion of the Public Prosecutor.

In the opinion of legal counsel, other rulings may have a negative outcome based on the same information used in unfavorable rulings against the Company as discussed above.

20. Financial instruments and financial risk management objective and policies

Fair values

Set out below is a comparison, by category, of the carrying amounts and fair values of our fmancial instruments.

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Trade and other receivables	35,892	35,892	29,099	29,099
Current financial assets from parent	129,345	129,345	15,101	15,101
Other current assets	324,110	324,110	376,981	376,981
Cash and cash equivalents	175	175	4	4
	489,522	489,522	421,185	421,185
Financial liabilities at amortised costs
Accounts payable	104,841	104,841	93,849	93,849
Current financial payables to parent company	5,254	5,254	2,521	2,521
Other current liabilities	250,035	250,035	194,996	194,995
	360,130	360,130	291,366	291,365
Financial liabilities
Derivative instruments	1,492	1,492	3,166	3,166
	1,492	1,492	3,166	3,166

The fair value of the derivative instruments (forward currency contracts) is calculated primarily by reference to current forward exchange rates for contracts with similar maturity profiles.

Interest income and expense

The following is a breakdown of the Company’s interest income and interest expense by category for the year ended December 31:

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

	Interest Income		Interest Expense
	2008	2007	2008	2007
Financial assets
Current financial assets from parent company	708	173	—	—
Other current financial assets	44	71	—	—
Forward currency contracts	1,674	—	—	—
Cash and cash equivalents	2	143	—	—
	2,428	387	—	—
Financial liabilities at amortised costs
Current financial payables to parent company	—	—	5,254	3,375
Other current liabilities	—	—	2,043	1,791
	—	—	7,297	5,166
Financial liabilities
Bank overdrafts	—	—	35	34
Factoring of accounts receivable contract	—	—	1,357	—
Forward currency contracts	—	—	—	844
	—	—	1,392	878

Credit risk

The Company’s credit risk is derived from cash and cash equivalents, trade accounts receivable, and other current assets balances. We maintain cash deposits and trade with only recognized, creditworthy third parties. We evaluate the collectibility of trade accounts and sales receivables on a customer by customer basis and we believe our reserves are adequate. Trade and sales receivables are reported net of allowances for doubtful accounts. Allowance for doubtful accounts are generally recorded when objective evidence exists that we will not be able to collect the receivable. Bad debts are written off when identified.

With respect to credit risk arising from financial assets of the Company, the Company’s exposure arises only from default of the counterparty, with a maximum exposure equal to the carrying amount of these balances. We manage our exposure to counterparty credit risk by dealing with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty.

The following is an analysis of the Company’s past due trade receivables:

Year Ended December 31, 2008

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Trade receivables	27,689	27,689	—	—	—	—
	100.0%	100.0%	0.0%	0.0%	0.0%	0.0%

Year Ended December 31, 2007

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Trade receivables	22,925	22,925	—	—	—	—
	100.0%	100.0%	0.0%	0.0%	0.0%	0.0%

The following is an analysis of the Company’s past due receivables from retailers and the related bad debt reserve:

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

Year Ended December 31, 2008

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Receivables from PoS	324,110	240,048	79,722	1,316	781	2,243
	100%	74.1%	24.6%	0.4%	0.2%	0.7%

Year Ended December 31, 2007

			1 - 30	31 - 60	61 - 90	over 90
	Total	Current	days	days	days	days
Receivables from PoS	376,981	374,286	378	222	283	1,812
	100%	99.3%	0.1%	0.0%	0.1%	0.5%

Bad debt reserve

	December 31,
	2008	2007

Balance at beginning of period	2,264	604
Provisions	2,254	1,682
Utilization	(379)	(22)
Balance at end of period	4,139	2,264

Liquidity risk

The Company’s objective in managing liquidity risk is to maintain a balance between continuity of funding and flexibility through the use of cash generated by operating activities. The Company participates in a cash pooling agreement with the parent company, Lottomatica S.p.A., pursuant to which the Company’s funds are swept daily into various cash pools managed by Lottomatica S.p.A.. We believe our ability to generate excess cash from operations to reinvest in our business is one of our fundamental financial strengths, and combined with our business cash generating capacity, we expect to meet our financial obligations and operating needs in the foreseeable future. We expect to use cash generated primarily from operating activities to meet contractual obligations and to pay dividends.

The Company does not have any financial liabilities that exceed 12 months other than the forward currency contracts previously disclosed. In this regard, the Company is committed to purchase currency of USD 4,500 in 2010. As such, the contractual maturity dates of the Company’s financial liabilities are all substantially within one year.

The Company, since entering into the cash pooling agreement discussed above, did not enter into any lines of credit or other borrowing arrangements with banks.

Market risk

Foreign currency exchange rate risk

As a result of transactions for tickets purchased from the US equityholder Scientific Games Corp, our financial statements can be affected by movements in USD/EUR exchange rate. The primary risk inherent in our financial instruments is the market risk arising from adverse changes in foreign currency exchange rates. We seek to manage our foreign exchange risk by entering into forward currency contracts. Since 2004, we entered into forward currency contracts to reduce the exposure associated with certain liabilities denominated in USD, economically hedging approximately 50% of the estimated future supply of tickets.

The sensitivity analysis to a reasonably possible change in the USD exchange rate, in a range between +10% and -10% compared to the exchange rate as of December 31, 2008 and 2007, and the related potential effect on the net income and net equity of the Company’s is as follows:

CONSORZIO LOTTERIE NAZIONALI

NOTES TO FINANCIAL STATEMENTS

(thousands of Euro)

	Increase/	Effect on net
	decrease in US	income before
	dollar rate	tax	Effect on equity

2008	10%	242	165
	-10%	(296)	(202)

2007	10%	233	144
	-10%	(285)	(177)

Interest rate risk

The Company does not have financing arrangements with banks since the Company’s short-term borrowing requirements are provided by Lottomatica S.p.A. through the cash pooling agreement previously discussed. The interest rate for the cash pooling agreement is set on a quarterly basis. The interest rate on the cash account for the remittances to AAMS is set at market rates. Consequently, changes in market interest rates would not have significant effect on the Company’s net income and net equity.

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and to maximise equityholders’ value.